Exhibit 99.1

Arqit Quantum Inc. Announces $13.6 Million Registered Direct Offering

London, UK – 30 September 2024 – Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) (“Arqit” or the “Company”), a global leader in quantum encryption technology, today announced that it has entered into a definitive securities purchase agreement with existing shareholders Heritage Assets SCSP, Notion Capital, Carlo Calabria, and Garth Ritchie (collectively, the “Purchasers”) for the sale and purchase of 5,440,000 of the Company’s ordinary shares, $0.000004 par value per share (the “Ordinary Shares”) at an offering price of $2.50 per Ordinary Share, in a registered direct offering (the “Offering”). Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP, existing Arqit shareholder Notion Capital is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited, and Carlo Calabria and Garth Ritchie are each directors of the Company.

In a concurrent private placement, Arqit will issue to the Purchasers unregistered warrants (the “Warrants”) to purchase up to 5,440,000 Ordinary Shares (the “Warrant Shares”), exercisable only upon the later of (i) one year from the issuance date of the Warrants, (ii) the date of the approval by the Company’s shareholders of an increase in authorized capital sufficient to permit the issuance of the Warrant Shares and (iii) the date that the closing trading price of the Ordinary Shares on the Nasdaq Capital Market has exceeded $5.00 for 60 consecutive trading days (such later date, the “Exercise Date”). The Warrants will be exercisable for a period of one year following the Exercise Date. The Warrants will terminate on the earlier of (x) 5:00 p.m. (New York City time) on the last day of the exercise period or (y) 5:00 p.m. (New York City time) on the date falling five years after the date of issuance.

The gross proceeds of the Offering are expected to be approximately $13.6 million, before deducting Offering expenses. Arqit intends to use the net proceeds from this Offering for general corporate purposes. The Offering is expected to close on or about September 30, 2024, but in any case no later than October 9, 2024.

A “shelf” registration statement on Form F-3, as amended (File Number 333-268786), relating to the offered Ordinary Shares was initially filed with the Securities and Exchange Commission (“SEC”) on 14 December 2022 and was declared effective on 30 December 2022. The Offering of Ordinary Shares is being made only by means of a prospectus, including a prospectus supplement, forming a part of an effective registration statement. A prospectus supplement and accompanying prospectus relating to the Offering will be filed with the SEC. Electronic copies of the prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at www.sec.gov.

The unregistered Warrants and the Warrant Shares described above are being offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder. Accordingly, the Warrants and Warrant Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of these Company securities, nor shall there be any sale of these Company securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Arqit

Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) supplies a unique encryption software service which makes the communications links of any networked device, cloud machine or data at rest secure against both current and future forms of attack on encryption – even from a quantum computer. Compatible with NSA CSfC Components and meeting the demands of NSA CSfC Symmetric Key Management Requirements Annexe 1.2. and RFC 8784, Arqit’s Symmetric Key Agreement Platform uses a lightweight software agent that allows end point devices to create encryption keys locally in partnership with any number of other devices. The keys are computationally secure and facilitate Zero Trust Network Access. It can create limitless volumes of keys with any group size and refresh rate and can regulate the secure entrance and exit of a device in a group. The agent is lightweight and will thus run on the smallest of end point devices. The product sits within a growing portfolio of granted patents. It also works in a standards compliant manner which does not oblige customers to make a disruptive rip and replace of their technology. Arqit is winner of two GSMA Global Mobile Awards, The Best Mobile Security Solution and The CTO Choice Award for Outstanding Mobile Technology, at Mobile World Congress 2024, recognised for groundbreaking innovation at the 2023 Institution of Engineering and Technology Awards and winner of the National Cyber Awards’ Innovation in Cyber Award and the Cyber Security Awards’ Cyber Security Software Company of the Year Award. Arqit is ISO 27001 Standard certified. www.arqit.uk

Media relations enquiries:

Arqit: pr@arqit.uk

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against Arqit, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to successfully deliver its operational technology, (vi) the risk of interruption or failure of Arqit’s information technology and communications system, (vii) the enforceability of Arqit’s intellectual property, (viii) the consummation of the Offering, (ix) the satisfaction of the closing conditions of the Offering, (x) the anticipated use of proceeds from the Offering, (xi) market and other conditions, and (xii) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 21 November 2023 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.